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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR

               For Period Ended: December 31, 1998

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR

               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Chromatics Color Sciences International, Inc.
---------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------
Former Name if Applicable

5 East 80th Street
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York 10021
---------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of preparing and delivering to its independent auditors certain additional documentation and schedules recently requested by the auditors, which information is necessary for the auditors to complete their audit of the Company's financial statements for the year ended December 31, 1998.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Darby S. Macfarlane                    (212)          717-6544
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x / Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x / Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                Chromatics Color Sciences International, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999                By:  /s/ Darby S. Macfarlane
                                         -----------------------
                                         Darby S. Macfarlane
                                         Chief Executive Officer

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                              Insert to 12b-25 for
                              --------------------

                 Chromatics Color Sciences International, Inc.
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Part IV:  Other Information

         Although the company anticipates a slight increase in revenues from $250,000 in 1997 to approximately $420,000 in 1998, the Company expects to incur higher losses in 1998 (approximately $7,300,000) as compared to 1997 ($5,053,000), and higher losses per share ($.49 in 1998, on 15,452,442 shares, compared to $.40 in 1997 on 13,814,859 shares). The higher losses are primarily attributable to increased research and development expense, options and employee benefit plan compensation expense, sales and marketing expenses and legal fees.